UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On October 19, 2017, the Registrant issued a press release: “Silicom announces significant development with its major Cloud Design Win: new POs totaling ~$10m received from an additional Tier-1 server manufacturer”.

Attached hereto are the following exhibits:

Exhibit 99.1          Press Release

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: October 19, 2017	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer